PricewaterhouseCoopers LLP

Chartered Accountants

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Vancouver, British Columbia

Canada V6C 3S7

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Interim Review Report

To the Audit Committee of the Board of Directors

of IMA Exploration Inc.

We have reviewed the consolidated balance sheet of IMA Exploration Inc. (the “Company”) as at June 30, 2009 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the three and six month periods ended June 30, 2009 and for the three and six months periods ended June 30, 2008.  These consolidated financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated balance sheet as at December 31, 2008 is a reproduction of the consolidated balance sheet from the complete consolidated financial statements of the Company, as at December 31, 2008 and for the year then ended, on which we expressed an opinion without reservation in our report dated March 24, 2009.  The fair reproduction on the complete consolidated balance sheet is the responsibility of management.  Our responsibility, in accordance with the applicable Assurance Guideline of the Canadian Institute of Chartered Accountants, is to report on the consolidated balance sheet.  In our opinion, the accompanying consolidated balance sheet as at December 31, 2008 is appropriately reproduced.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Yours very truly,

Chartered Accountants

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